Contact

cbrotter@gmail.com

www.linkedin.com/in/christianrotter (LinkedIn)
crowdcapital.io (Company)

Top Skills

Leadership
Strategy
Management Consulting

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)
Portuguese (Full Professional)

Christian Rotter

Market Disruptor | Impact Investing | Redefining Second Chances | Housing Security | Financial Inclusion | Social Entrepreneurship | Strategist

Miami, Florida, United States

Summary

With 15 years of experience disrupting antiquated business models and advising early-stage startups, I bring a unique perspective to addressing modern business challenges and social impact issues. I'm a big believer that profit doesn't have to come at the expense of purpose and will take every opportunity to illustrate that social responsibility is more than just a catchphrase – it requires dedicated action.

Social impact investing is becoming an essential component to every investment strategy. Whether you're a business looking to make an impact or you're personally seeking investment opportunities, you should be aligning your strategy with your core mission and values. For me, that meant everyday people needed safe, relatable opportunities to create wealth that were nearly non-existent…so Crowd Capital was born.

At Crowd Capital, we help families secure their financial future in a socially responsible way. We provide the opportunity for families to build their legacy through social impact investing in an asset class that was previously unavailable to them. By leveraging socially conscious capital and cutting-edge technology, we can give everyday families a second chance to keep their homes and regain their financial stability, while delivering strong returns for our investors.

When I'm not raising awareness about social impact investing, I'm enjoying everything Miami has to offer, traveling to visit family in Latin America, taking my dog for long walks, and expanding my mind through books.

Please feel free to contact me at +1.202.714.9204 or christian@crowdcapital.io.

Specialties: Corporate Strategy, Entrepreneurship, Digital Innovation, Intrapreneurship, Operations, Mentoring, Value Creation, Creative Problem Solving, Operational Excellence, Socially Responsible Investing, Startup Advisory, Distressed Residential Debt, Non-Performing Loans, Real Estate

Experience

thryv technologies
CEO & Founder
July 2022 - Present (5 months)
Miami, Florida, United States

thryv is a game-changing technology platform that is revolutionizing loan servicing and disrupting the antiquated $11.7 trillion US housing debt market. By putting the borrower at the center of everything we do, we are able to position our customers, traditional loan servicers and financial institutions, as allies instead of adversaries. Our cloud-based platform reduces mortgage loan servicers expenses dramatically, reduces fallout and improves the borrowers experience while empowering the borrower to not only resolve their current hardships but set themselves up for future continued success.

Crowd Capital
CEO and Founder
May 2019 - Present (3 years 7 months)
Coral Gables, FL

Crowd Capital is redefining second chances by helping families facing financial hardship and foreclosure to keep their homes and regain their financial stability while generating outsized financial returns to investors and social impact at scale. We are passionate about helping people stay in their homes as well as socially responsible investing and so we are building a platform to facilitate both. Our vision is a simplified technology platform approach to risk assessment, loan modification, and counseling for families at risk of losing their homes, tied to an investment platform for individuals to fund the support of these families, while profiting from the increased stability of their mortgages. By leveraging machine learning and mobile-first technologies, we can identify, convert, and de-risk the highest returning assets while capturing margins others have not. Our holistic platform allows us to democratize investing by opening an existing asset class to retail investors while maximizing returns.

If you are interested in getting involved to help make a difference in our communities send me an email.

christian at crowdcapital dot io

Cable & Wireless Communications (subsiduary of Liberty Latin America)

3 years 4 months

Chief Transformation Officer

January 2017 - July 2018 (1 year 7 months)

Coral Gables, FL

Cable & Wireless Communications is a multinational telecommunications company with $2.4B in annual revenues, 5M+ customers, and 7.2K+ employees.

As Chief Transformation Officer, I am revitalizing a 150-year-old company (historically operating in monopoly markets across the Caribbean) to excel in competitive environments as a modern full-service communications and entertainment provider. I am implementing new operational infrastructure, driving digital initiatives, developing formal systems and processes, and creating an employee culture of accountability and performance.

Some of the key ways in which I made a difference include:

► Boosted net income ~$50M in 2017

► Reshaped Revenue Assurance & Fraud Management organization and implemented tighter controls to reduce revenue leakage and bring company significantly closer to industry standards.

► Streamlining convoluted financial and legal structure due to historical growth via acquisitions, projected to lower costs $1M+ annually.

► Slashed average time from customer order to actual installation from up to 4 weeks to just < 1 week.

► Leading consolidation of company's overlapping networks, expected to increase revenues while reducing costs and boosting client satisfaction as customers gain access to better, faster, and more efficient service.

Head of Post-Merger Integrations

April 2015 - January 2017 (1 year 10 months)

Coral Gables, FL

In this position, I spearheaded the post-merger integration following the $2B acquisition of Columbus International in 2015 (restructuring an organization with 8K employees across 25+ countries in Latin America and the Caribbean) as well as the reverse integration following Cable & Wireless's acquisition by Liberty Global in 2016.

My most notable accomplishments included:

► Achieved $110M+ in annual savings within 12 months, 228% higher than originally projected. Rationalized headcount in 6 overlapping markets and optimized programing costs by leveraging economies of scale.

► Expanded customer wallet share, delivering $9M in incremental annual revenues by targeting overlapping customer base and upselling products and bundles.

► Led rebranding and repositioning of entire portfolio, merging 27 geographically segmented businesses under either new FLOW consumer brand or C&W Business Solutions umbrella.

► In-sourced field operations and consolidated all call centers at single location in Jamaica, saving $28M annually.

Accenture

Head of North America Communications, Media & Technology M&A Practice

April 2007 - April 2015 (8 years 1 month)

Washington D.C. Metro Area

Accenture is a global management consulting and professional services firm with $35B in annual revenues and 425K employees.

I was rapidly promoted through a series of roles of increasing responsibility from my initial hire as Analyst. I led sales and delivery of client engagements across 7 countries while overseeing ~50 employees and more than doubled revenues, generating up to $30M in annual client mandates at a 50% margin. I reported directly to the Head of the North American Strategy and M&A practice.

Some highlights from my time at Accenture:

► Played key role in AT&T's $1.9B acquisition of Nextel Mexico from NII Holdings. Developed post-merger integration strategy as well as go-to-market and operational roadmaps to expand AT&T's 4G LTE network to cover 100M customers by 2018.

► Created post-merger integration plan and supported go-to-market and product strategies for newly formed organization while managing team of 30+ consultants during AT&T's $49B acquisition of DIRECTV.

► Structured 5-year plan to achieve $370M in operational cost savings for Nextel International, enabling company's expansion into high volume pre-paid customer segment. Collaborated with client's senior leadership across Argentina, Brazil, Chile, Mexico, and Peru.

► Led wireless deployment team in launch of 1st nationwide 4G mobile broadband service offering by North American MSO and across entire footprint (22 markets with 50M+ households) in 18 months.

► Developed post-merger integration plan to combine specialty product portfolios following Express Scripts' $29B acquisition of Medco. Strategy executed with zero disruption to revenues / negative customer impact.

► Managed team of 29 Accenture and Pfizer resources to create IT divestiture roadmap enabling successful initial public offering of Pfizer's Zoetis animal healthcare division.

Black & Decker
Analyst - Manufacturing Management Development Program
July 2006 - April 2007 (10 months)
Towson, MD

Black & Decker is a manufacturer of power tools and home improvement products with $11B+ in annual revenues and 27K employees.

I was selected for rotations with the global motor components sourcing team and with the value improvement engineering team. In these roles, I helped reduce the costs of critical power tool components through reengineering and improved materials selection.

University of Maryland
Hinman CEOs
September 2004 - May 2006 (1 year 9 months)
College Park, MD

Education

Northwestern University - Kellogg School of Management
Master of Business Administration, Finance, Private Equity

University of Maryland
BS, Mechanical Engineering

Walt Whitman High School